                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                  ___________

                                 SCHEDULE 13G
                                (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1)/1/



                      Corrections Corporation of America
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   2205Y407
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 June 15, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [_]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)

----------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 2205Y407                    13G                     PAGE 2 OF 4 PAGES
===============================================================================
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Sodexho Alliance S.A.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      France

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      0 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
                                  ------------


ITEM 1(A).  NAME OF ISSUER:
               Corrections Corporation of America

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               10 Burton Hills Boulevard
               Nashville, Tennessee 37215

ITEM 2(A).  NAME OF PERSON FILING:
               Sodexho Alliance S.A. ("Sodexho")

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               3 avenue Newton
               78180 Montigny-le-Bretonneux
               France

ITEM 2(C).  PLACE OF ORGANIZATION:
               France

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:
               Common Stock, par value $.01 per share

ITEM 2(E).  CUSIP NUMBER:
               2205Y407

ITEM 3.     Not applicable.

ITEM 4.     OWNERSHIP:

     4(a)   Amount beneficially owned:  0

     4(b)   Percent of Class:  0%

     4(c)   Number of shares as to which such person has:

            (i)    sole power to vote or to direct the vote:  0

            (ii)   shared power to vote or to direct the vote:  0

            (iii)  sole power to dispose or to direct the disposition of:  0

            (iv)   shared power to dispose or to direct the disposition of:  0

                               Page 3 of 4 Pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

               Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable.

ITEM 10.  CERTIFICATION:

          Inasmuch as Sodexho is no longer the beneficial owner of more than five percent of the shares of Common Stock outstanding, Sodexho has no further reporting obligation under Section 13 of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock, and Sodexho has no obligation to amend this Statement if a material change occurs in the facts set forth herein.


                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   SODEXHO ALLIANCE S.A.


                                   By: /s/ Denis Robin
                                       -------------------------------
                                       Name:  Denis Robin
                                       Title: Director of Acquisitions
                                              and Developments

Dated:  June 15, 2001

                               Page 4 of 4 Pages